EXHIBIT 99.1

Medicenna Therapeutics to Present at the 2022 Bloom Burton & Co. Healthcare Investor Conference

TORONTO and HOUSTON, April 27, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that Dr. Fahar Merchant, President and CEO and Elizabeth Williams, CFO of Medicenna, will attend the conference and present a corporate overview at the 2022 Bloom Burton & Co. Healthcare Investor Conference, which is scheduled to take place from May 2 – May 3, 2022.

Details are as follows:

2022 Bloom Burton & Co. Healthcare Investor Conference
Date:	Monday, May 2nd
Time:	3:00pm EDT
Location:	Metro Toronto Convention Centre, North Building,
255 Front St W, Toronto, Ontario
Webcast:	Webcast Link

Webcast and replay information for this event will be available on the Investor Relations section of Medicenna's website at https://ir.medicenna.com/.

Bloom Burton & Co. Healthcare Investor Conference
The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com